Mail Stop 3720

July 5, 2006

Mr. William A. Torzolini
Allied Security Holdings LLC
3606 Horizon Drive
King of Prussia, PA 19406

  Re: **Allied Security Holdings LLC**
    Form 10-K for Fiscal Year Ended December 31, 2005
    Filed March 31, 2006

    Form 10-Q for Fiscal Quarter Ended March 31, 2006
    File No. 333-119127

Dear Mr. Torzolini:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director